SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

In the Matter of                   CERTIFICATE
Cinergy Corp. et al.               OF
File No.  70-8933                  NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp., a Delaware corporation ("Cinergy"), a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662, Cinergy Services hereby provides the following information:

1. The following summary, covering the calendar quarterly period ended September 30, 1997 ("Third Quarter 1997"), updates the business activities of Cinergy Solutions, Inc. ("Cinergy Solutions"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, as previously reported in this docket:

     a.   Energy Management Services ("EMS").     Within this authorized
line of business, Cinergy Solutions continued marketing its "On-Site Energy Manager" program on a pilot basis. Under this initiative, large industrial customers would hire a qualified Cinergy Solutions "energy advisor" to be posted on site at the customer's facilities to identify, develop and manage a comprehensive turn-key program to realize energy savings and cost reductions at those facilities. In connection with the formation of the Cadence joint venture (see Cinergy's quarterly report on Form U-9C-3 for the quarter ended September 30, 1997) Cinergy Solutions terminated its "ProActiv Energy Services" (described in the previous rule 24 certificate in this file).

     b. Asset Management Services. Within this category, Cinergy Solutions continued to market two types of services, large and small asset management, under the names "Customized Cinergy Solutions" and "Energy Project Services," respectively. "Customized Cinergy Solutions" provide large commercial and industrial customers assistance in managing their power needs. Specific services include engineering services, turnkey energy project management services, asset maintenance, operation, fuel procurement and financing/ leasing assistance. Target projects focus in the areas of substation, power reliability, boilers, propane storage systems, and coal and fly ash handling. "Energy Project Services" provide commercial and industrial customers assistance in managing their energy needs within their facilities. Specific services include auditing services, turnkey energy project management services, financing/ leasing and facility energy management assistance. Projects focus in the areas of power factor correction, lighting, HVAC, and energy management systems.

     c. Consulting Services. Nothing to report, except to the extent comprising a part of the other activities described herein.

     d. Project Development and Ownership. See Cinergy's Quarterly Reports on Form U-9C-3 for information concerning Trigen-Cinergy Solutions LLC, Trigen-Cinergy Solutions of Cincinnati LLC, and Trigen-Cinergy Solutions of Illinois L.L.C., each a direct subsidiary of Cinergy Solutions and of an affiliate of Trigen Energy Corporation, a thermal energy company headquartered in White Plains, New York. The foregoing companies have been established to own, operate or conduct preliminary developmental activities with respect to cogeneration and/or thermal energy systems and facilities.

     e. Consumer Services. In partnership with an outside provider, Cinergy Solutions continued offering to residential customers on a pilot basis a service contract program (called "Appliance Protection Plus") covering parts and labor for mechanical breakdowns of existing appliances and HVAC systems.

     f. Customer Financing. In tandem with a bank, Cinergy Solutions continued marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy-related projects.

     g. Third-Party Alliances. Other than as noted above, no new information to report. See Cinergy's quarterly report on Form U-9C-3 for the Third Quarter 1997 for information concerning Cadence Network LLC, a joint venture company owned equally by subsidiaries of Cinergy, New Century Energies and Florida Progress.

2. During the Third Quarter 1997, Cinergy Services provided financial, executive, legal, accounting, marketing and customer relations, and engineering and construction services to Cinergy Solutions for a total cost of approximately $1,318,000.

3. During the Third Quarter 1997, neither Cinergy nor Cinergy Investments guaranteed any financial obligations of Cinergy Solutions. During the Third Quarter 1997, Cinergy Investments made net open-account advances to Cinergy Solutions totaling approximately $622,444 at annual interest rates between 5.99% and 6.03%.

4. During the Third Quarter 1997, Cinergy Solutions entered into no long-term contract pursuant to which Cinergy Solutions engages in long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Filed herewith, pursuant to a request for confidential treatment under rule 104 of the Act, are unaudited financial statements dated September 30, 1997 for Cinergy Solutions.

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                            S I G N A T U R E

     Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:       November 14, 1997

                                       CINERGY SERVICES, INC.


                                       By:  /s/ William L. Sheafer
                                            Vice President and Treasurer